Evolving Gold Exploration Update

Vancouver, British Columbia, August 5, 2008: Evolving Gold Corp. (TSX-V:EVG) (OTCBB:EVOGF) is pleased to provide an update on the status of its active properties. Assay results are expected in early Fall from the Rattlesnake Hills Diatreme Complex and from the North Carlin District Properties.

Rattlesnake Hills Diatreme Complex, Wyoming

Phase One drilling, 24,000 ft (7,300 m) is currently underway at Evolving Gold’s Rattlesnake Hills Diatreme Complex Property in Wyoming. Two LF-90 diamond core drill~~s~~ rigs began drilling on June 21, 2008 on the South Stock, Antelope Basin and North Stock targets. To date, they have drilled approximately 8,100 ft (2,455 m) of core in four holes, RSC-001 (Antelope Basin), RSC-002 (South Stock) and RSC-003 and RSC-004 (North Stock). Holes RSC-005 and RSC-006, also in the North Stock target, are in progress. Assay results from the first three holes are anticipated within 6 - 8 weeks. Phase One drilling should be completed by late October, 2008.

Hole RSC-003 twinned an historic Newmont diamond drill hole that intersected 489 ft (149 m) grading 1.62 grams per tonne (gpt) gold in a zone of adularia-carbonate-sulfide veinlets to depths of 815 ft (247 m). RSC-003 encountered similar veinlets to depths of 1,320 ft (400 m). Hole RSC-001 is located near an historic reverse circulation hole drilled by American Copper and Nickel Company that intersected 335 ft (101 m) grading 0.78 gpt gold in stockwork carbonate-sulfide veinlets hosted in a mafic intrusion. RSC-001 encountered similar stockwork mineralization to a depth of 1,150 ft (348 m), then intersected a carbonate-adularia-sulfide cemented breccia to the end of the hole at 1,417 ft (472 m). Hole RSC-002, drilled to 1,316 ft (399 m) in the South Stock target, encountered carbonate-adularia-sulfide cemented breccia from 620 to 1,170 ft (188-355 m). Gold assays from these three holes are pending.

North Carlin District Properties, Nevada

Drilling resumed in the Sheep Creeks area on June 2, 2008 after flooding from unusually heavy snowmelt delayed access to the drill sites. The sixth and last diamond drill hole of Phase One is currently underway and is expected to be completed by mid-August, 2008. Complete assay results are anticipated by early Fall. Once the Sheep Creeks drill program is complete, drilling will begin on the Carlin and Cottonwood Creek properties to evaluate stratigraphy and depth to favorable host rocks. At the Jake Creek property, Evolving plans to drill approximately 6 holes in late 2008 to test targets resulting from our recently completed mercury vapor and induced polarization surveys. After several failed attempts to drill through overburden at Boulder Valley, Evolving will evaluate other drilling options to complete the test of the target in late 2008.

Sleeper District Project, Nevada

Evolving completed Phase One drilling at the Sleeper District Project in late May, 2008 and has received the assay results. Thirty-four reverse circulation drill holes ranging in depth from 100-300 meters were drilled testing geophysical targets over this extensive property. The goal of this drill program was to identify areas underlain by favorable host-rocks. Six widely spaced, yet strategically placed holes in the southeast and central portions of the property encountered similar volcanic and sedimentary rocks to those that host the adjacent Sandman deposits (Fronteer and Newmont Mining joint venture) at shallow depths of 30-80 meters. Evolving believes these six drill holes define an area of approximately 12 square kilometers underlain by reworked tuffaceous volcaniclastic rocks like those that host the North Hill and Silca Ridge deposits of the Sandman project, approximately 2-4 km southeast of Evolving’s claimblock. Clay alteration and minor silicification were encountered in four holes indicating that hydrothermal fluids have affected these favorable host rocks. Anomalous gold values of 10-249 parts per billion have been identified within the altered intervals. Five drill holes in the northern part of the property in close proximity to Gabica Butte were terminated when they encountered water-saturated sands at depths of about 160 meters resulting in the collapse of the holes.

Fisher Canyon, Nevada

Evolving plans Phase Two drilling at Fisher Canyon for late 2008 to follow up on last winter’s encouraging drill results (25.9 m grading 0.87 gpt gold in hole FC-006) and to test additional targets on the property. One new target lies approximately 500 meters northeast of the area drilled last winter. In this new target area, surface sampling of rocks similar to those encountered in drilling has returned assays as high as 6.0 gpt gold. Prospecting this spring identified favorable host rocks for about three kilometers to the northeast from the drilled area.

Malone Silver Gold Project, New Mexico

Evolving is presently permitting Phase Two drilling for late 2008 or early 2009. The objective of the second phase of drilling is to define the dimensions of the near surface, disseminated gold-silver mineralization encountered in Phase One drilling which was completed in January, 2008. Results from Phase One drilling include 24.7 meters at 56.2 gpt silver and 0.60 gpt gold including a high grade interval of 0.91 m grading 833 gpt silver and 6.62 gpt gold in MAL-06, 12.8 meters at 57.2 gpt silver and 0.58 gpt gold in MAL-07 and 36.6 meters at 35.65 gpt silver and 0.30 gpt gold in MAL-04. Phase One drilling was shallow, generally less than 100 meters, and several holes terminated in mineralized rock. Phase Two drilling will test mineralization at depths of up to 300 meters.

Incentive Stock Options

The Company announces today that it will issue 50,000 incentive stock options at a price of $0.65 to Lewis Kleinhans, geological consultant, pursuant to his service contract. These options have a 5 year term and are subject to regulatory approval.

About Evolving Gold Corp.

Evolving Gold is actively exploring nine separate gold properties, primarily in known, producing gold trends in the southwestern United States. In total, Evolving holds over 36,400 ha (90,000 acres) of exploration lands. Evolving currently has over $21 million in its treasury.

Evolving owns 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release 1/18/2008). Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties (North Carlin District Properties) located within the prolific Carlin Gold Trend (see press release 12/5/2007).

Evolving Gold is continuing its drilling and acquisition strategy.

In compliance with National Instrument 43-101, Robert W. Barker, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On behalf of Evolving Gold Corp.
“Quinton Hennigh”
Quinton Hennigh
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: (604) 685-6375
Toll Free: (866) 604-3864
www.EvolvingGold.com

OR

Miranda Bradley, Investor Relations
miranda@evolvinggold.com
Direct (416) 996-0238

OR

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF

Renmark Financial Communications Inc.
Christopher Wells: cwells@renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF